LOUIS M. “MIKE” RICCIO JR.	One La-Z-Boy Drive
Senior Vice President &	Monroe, Michigan 48162-3390
Chief Financial Officer	Phone: 734-384-5712
Mike.Riccio@la-z-boy.com

April 18, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attn:  John Cash, Branch Chief

Re:                        La-Z-Boy, Incorporated

Form 10-K for the year ended April 29, 2017

Filed June 20, 2017

File No. 1-9656

Dear Mr. Cash:

This letter is being sent in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K, provided in the letter dated April 5, 2018 (the “Comment Letter”), addressed to Mr. Mike Riccio, La-Z-Boy Incorporated’s Senior Vice President and Chief Financial Officer. For convenience of reference, we have set forth your comment below in bold, followed by our response. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the above referenced Form 10-K.

Form 10-K for the fiscal year ended April 29, 2017

Consolidated Financial Statements

Note 1: Accounting Policies, page 52

Indefinite-Lived Intangible Assets and Goodwill, page 53

1.            We have read your response to prior comment one.  Please address the following:

•                 More fully explain to us the material terms of the Retailer Agreements, including your determination that they have no specific expiration date.  For example, explain whether the contracts are perpetual, or whether they have renewal options, either at your option or the Independent Retailer’s option, that extend their life.

•                 Tell us whether the Retailer Agreements have termination clauses and what acts allow for termination.  Address these rights for both you and the Independent Retailer.

Response:

The Retailer Agreements are perpetual agreements that have no specific expiration date and no renewal options. A Retailer Agreement remains in effect as long as the independent retailer is not in default under the terms of such Retailer Agreement.

The Retailer Agreements specify that either party may terminate the agreement following an event of default by the other party. Each Retailer Agreement outlines La-Z-Boy’s obligations under the agreement, which include not granting a license to anyone else to operate a La-Z-Boy Furniture Galleries® location in the defined territory, the failure of which, subject to applicable notice and cure periods, constitute a default. Each Retailer Agreement also specifies acts or omissions by the independent retailer that constitute a default, including failing to pay amounts owed to La-Z-Boy; deceiving its customers regarding its goods; failing to implement changes required by an annual operations performance review that La-Z-Boy has the right but not the obligation to perform; making an impermissible assignment of its interest in the Retailer Agreement; failing to achieve the sales potential of its designated territory; and material breaches of other covenants in such Retailer Agreement. A party wishing to declare a default by the other party must provide the other party with written notice of the event of default, which notice must specify a period within which the defaulting party can cure the event of default, generally not to exceed thirty (30) days.

A Retailer Agreement terminates automatically if the independent retailer loses the right to possess the retail store premises specified in such Retailer Agreement, enters bankruptcy, or is subject to receivership or garnishment of its interest in the Retailer Agreement.

Note 16: Segment Information, page 69

2.            We note your response to comment two addresses the level of information regularly reviewed by your CODM.  As indicated in ASC 350-20-35-34, a reporting unit is determined by the level of discrete financial information that is available and regularly reviewed by segment management, as that term is defined in ASC 280-10-50-7.  Please tell us whether your CODM is the manager for each geographic region in your Retail segment or whether each region has a manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for each region.  Please more fully explain to us the specific facts and circumstances that changed such that you separately evaluated the three reporting units in your Retail segment at April 29, 2017 but determined it was appropriate to aggregate these three reporting units into a single reporting unit during the third quarter of fiscal 2018.  Also, based on your response to comment three, please demonstrate to us how you determined it is appropriate to aggregate the three operating segments included in your Upholstery reportable segment.

Response:

Retail Segment

The President of La-Z-Boy Branded Business, who reported directly to our CODM, resigned effective immediately following the end of fiscal 2017. “La-Z-Boy Branded Business” is a term that we utilized for the President who was responsible for leading both the La-Z-Boy wholesale sales operations to independent retailers and the network of retail stores owned by La-Z-Boy subsidiaries.

Following that resignation,  we undertook a review of potential organizational changes, and, on May 18, 2017, announced that we were eliminating the position of President of La-Z-Boy Branded Business and restructuring certain reporting relationships, including having the President of our Retail Division  report directly to our CODM. Our CODM is our Chairman, President and Chief Executive Officer.

Each of our three geographic regions in our Retail operating segment has a leader who is directly responsible for the operating activities, financial results, forecasts, and plans for the leader’s respective region. These three leaders are directly accountable to the President of our Retail Division who, in turn, is directly accountable to our CODM. The President of our Retail Division maintains regular contact with our CODM and, as a part of those regular contacts, discusses the operating activities, financial results, forecasts, and plans for our Retail Division as a whole with our CODM for the purposes of allocating resources and assessing performance.

In the third quarter of fiscal 2018, after the management reporting structure changes had been in effect for an extended period, we reviewed the information included in our CODM financial reporting package to ensure it provided the information our CODM needed for the purposes of allocating resources and assessing performance under the new reporting structure. During this review we determined that our CODM was not using the individual financial results of our Retail Division’s three geographic regions to allocate resources or assess performance, and historically had not done so, and we removed this information from the CODM financial reporting package in the third quarter of fiscal 2018.

We also reviewed the guidance in ASC 350-20-55-1 through 350-20-55-9 to ensure we had correctly identified our reporting units for goodwill. Following this guidance, we concluded the geographic regions of our Retail operating segment met the criteria to be considered components of an operating segment because (i) they are businesses for which there is discrete financial information available and (ii) the segment manager (the President of our Retail Division) regularly reviews this information to assess performance. We then reviewed whether these components of our Retail operating segment have similar characteristics, and followed the guidance that this review should be more qualitative than quantitative. We reviewed the financial performance of each of the three geographic regions and determined that they were economically similar as of the third quarter of fiscal 2018. In addition, these three geographic regions operate in a consistent manner across the regions, and each supports and benefits from common research and development projects. We also believe goodwill is recoverable from the combined operations of the three geographic regions working in concert, because we can change the composition of each geographic region to strategically rebalance management and distribution capacity as needed. Lastly, we performed an interim test for impairment at the time of the change, and there was no significant risk of impairment of goodwill before or after the change in reporting units. As a result of this analysis, which we initiated following our management reporting structure change, we concluded it was appropriate to aggregate the three geographic regions into one reporting unit for goodwill.

Upholstery Segment

With respect to our Upholstery segment, we determined it was appropriate to aggregate our La-Z-Boy operating segment, our England subsidiary operating segment, and our international wholesale businesses into one reportable segment because they are economically similar and because they meet the other aggregation criteria per ASC 280-10-50-11. We used operating margin as the measure of operating segment profitability in determining that they are economically similar. We reviewed both the actual operating margin results achieved by these operating segments over the past several years and the future prospects for these businesses in concluding that they are economically similar. All of our upholstery operating segments manufacture and/or sell the same products, which include upholstered furniture such as recliners and motion furniture, sofas, loveseats, chairs, sectionals, modulars, ottomans and sleeper sofas. Additionally, all of our upholstery operating segments sell these products to furniture retailers. Because these operating segments are selling the same type of product to the same customers in the same industry, these business all have the same future prospects and we have the same expectations of profitability for all of these operating segments. We believe the aggregation of our upholstery operating segments reflects the intent of the guidance in ASC 280-10-55-7A through 7C. We further believe that disclosing one Upholstery reporting segment provides clarity about the different types of business activities in which we operate so users of our financial statements can understand the drivers of our financial performance, better assess our prospects for future net cash flows, and make more informed judgments about our company as a whole.

In connection with your comments and our responses, we acknowledge that:

•      We are responsible for the adequacy and accuracy of the disclosure in our filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or further comments that you may have either by phone at (734) 384-5712 or by email at Mike.Riccio@la-z-boy.com.

Very truly yours,

/s/ Louis M. Riccio Jr.

Louis M. Riccio Jr.

Senior Vice President and Chief Financial Officer